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                                June 29, 2020

       Cameron Durrant, M.D.
       Chief Executive Officer
       Humanigen, Inc.
       533 Airport Boulevard, Suite 400
       Burlingame, California 94010

                                                        Re: Humanigen, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 15, 2020
                                                            File No. 333-239161

       Dear Dr. Durrant:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Overview, page 1

   1. We note your disclosure that lenzilumab has been shown to be generally safe in Phase I and Phase II studies.
Please remove all statements in your prospectus that present your conclusions regarding
the safety or efficacy of your product candidates as these
                                                        determinations are
within the authority of the FDA and comparable regulatory bodies.
       COVID-19, page 1

   2. In the last paragraph of this section, please briefly indicate, if true, that the compassionate use study of lenzilumab
in the Mayo Clinic system did not contain a control group.
 Cameron Durrant, M.D.
FirstName
Humanigen,LastNameCameron  Durrant, M.D.
            Inc.
Comapany
June       NameHumanigen, Inc.
     29, 2020
June 29,
Page 2 2020 Page 2
FirstName LastName
Our Pipeline, page 2

3. Please revise your table in this section and on page 35 to add separate columns for each
         phase of clinical development     Preclinical, Phase 1, Phase 2 and
Phase 3     and include an
         arrow for each of your product candidates showing the current status of development for each such product candidate for the indications in your table.
General

4. According to media reports, lawsuits have been filed in the State of New York with respect to your June 2, 2020 private placement. Please tell us whether such lawsuits present material risks to you, and, if so, revise the prospectus to discuss them.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tim Buchmiller at (202) 551-3635 or Joseph McCann at
(202) 551-6262
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Kevin L. Vold, Esq.